UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Reflex Protect, Inc.

Legal status of issuer
> **Form**
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> 06/10/2021

Physical address of issuer
269 W. Front St. Ste D, Missoula MT 59802

Website of issuer
www.reflexprotect.com

Current Number of Employees: 0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$372,698.35	$429,878.64
Cash & Cash Equivalents	$98,375.46	$28,022.72
Accounts Receivable	$10,398.27	$22,558.63
Short-term Debt	$201,379.78	$122,689.60
Long-term Debt	$986,519.37	$1,088,850.11
Revenues/Sales	$252,544.91*	$227,806.57
Cost of Goods Sold	$157,840.50	$191,415.95
Taxes Paid	$0	$0
Net Income	($504,373.42)	($591,820.89)

*TOTAL INCOME IN THE COMPANY'S 2023 FINANCIAL STATEMENTS WHICH INCLUDES CHANNEL SALES & DISCOUNT

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April 25, 2024

FORM C-AR

Reflex Protect, Inc.

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This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Reflex Protect, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.reflexprotect.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Reflex Protect, Inc. is a Delaware corporation incorporated on June 10, 2021, for purposes of engaging in the business of the development, manufacture, marketing, distribution, and sales of less-lethal self-defense training and equipment products and services and otherwise to engage in any legal business or service under the laws of the State of Delaware. In June 2021, the members of Reflex Red Storm, LLC, a Montana limited liability company, engaged in the business of manufacturing, distributing, and selling various tactical devices utilized in non-lethal self-defense and violence response training for use at home and in the workplace, contributed to Reflex Protect, Inc. all of their respective Class A and Class B Membership Interests in and to Reflex Red Storm, LLC in exchange for a certain number of common shares of Reflex Protect, Inc. Also, in June 2021, Reflex Protect, Inc. acquired all membership interests in Red Storm Defense, LLC, a Montana limited liability company, which previously held intellectual property licensed to Reflex Red Storm, LLC. Both prior Montana LLCs are now wholly owned subsidiaries of Reflex Protect, Inc.

The Company is located at 469 Front St. Ste. D Missoula, MT 59802.

The Company's website is www.ReflexProtect.com. The Company also has a new website at www.ReflexProtectTactical.com for the Company's new tactical division formed in 2020 called Reflex Protect Tactical ("**Tactical**").

The Company is headquartered and conducts business in the State of Montana and sells products and services through the Internet potentially to all 50 U.S. states and territories.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/reflex-protect.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company is newly organized, has no history of operations or earnings, is a speculative investment, and involves a high degree of risk.

Any potential investment in the Company must warrant investor has sufficient financial resources to bear the economic risks of his/her/its investment in the Company and can afford a complete loss of the investment in the Company. The investor has sufficient liquid assets to pay the full amount of his/her/its investment in the Company, adequate means of providing for his/her/its current needs and possible personal contingencies and no present or anticipated need for liquidity of his/her/its investment in the Company.

The Company was adversely affected by the Covid-19 pandemic.

As were many other companies in our industry and elsewhere, the COVID-19 pandemic had enormous repercussions on our ability to conduct business. Without limitation, we had to pivot from an institutional/consumer (or "civilian" if you will) focus to focusing instead on the launch of Tactical, providing law enforcement, corrections, professional security, and potentially even the military with the advantages our technology innovations bring to less-lethal controlling force. Although a successful pivot (or more accurately, broadening) of focus could prove a very positive outcome for the Company in the long run, it also meant in many respects starting over under new expectations and potentially regulations both domestically and internationally. The fact, however, that the Company is still in business today to file this annual report is a positive sign, as many other companies failed entirely during the period April 1, 2020 through April 1, 2021. However, this approach may or may not prove ultimately successful.

The Company has not prepared audited financial statements.

Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success is dependent on consumer and law enforcement adoption of a new self-defense technology and paradigm.

It is a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for non-lethal self-defense solutions and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the adoption of non-lethal solutions and systems that the Company has experienced in the past will continue in the future.

The Company conducts business in a heavily regulated industry.

If it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The chemical defense spray industry is regulated and scrutinized by federal, state, and local governments. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

The Company is still testing early versions of its products.

Sophisticated technology products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

The Company does not have an employment contract in place with all employees.

Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into. Company has entered into proper engagement contracts with all non-employees but cannot guarantee continued participation by such contractors or existing employees.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The development and commercialization of the Company's products and services are highly competitive.

Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Although Company's products are innovative, the self-defense market is an evolving industry where new competitors may in the future enter frequently and existing competitors will no doubt act to counter Company's plans. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model.

Although the Company estimates sufficient runway until the end of Q3, it will be ramping up cash burn to: promote revenue growth pursuant to the business plan upon which this offering is premised, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible. The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Reflex Protect® offers the new gold standard in anti-violence safety preparedness equipment and training wherever people live, work, worship, and play. Whether providing workplace violence prevention safe enough for a hospital; a bipartisan-supported non-lethal solution to the "arm the teachers" debate; or simple peace of mind against the potential for violence to erupt anytime, anywhere; Reflex Protect® is the answer. Combining "low impact, no scare tactics" active threat training with patented technology innovations (including the proven stopping power of Presidia Gel®, which rapidly incapacitates a threat without affecting the user or bystanders), Reflex Protect® provides the most effective yet affordable non-lethal self-defense solution ever, just when it's needed the most.

Likewise, the above-described innovations are showing themselves to be the basis of simply superior less-lethal products in general, including for law enforcement, corrections, professional security, and similar uses (i.e., tactical). Launched in September 2020, Tactical is rapidly gaining ground as a product line that fills a significant and growing vacuum in the use-of-force spectrum as pepper sprays become more subject to criticism for long-term effects and taser moves higher on the use-of-force continuum. The potential to replace tactical reliance on pepper sprays with products designed rapidly to end potentially violent encounters with lowered likelihood for injury or death to civilians or police themselves has a bright outlook considering the events of civil unrest beginning in the summer of 2020 and continuing into the present.

Business Plan

Reflex Protect is in the enviable position of selling something familiar yet made superior by innovation into markets desperate for any solution. Our price is comparable to pepper spray, yet we offer a far superior (and patented) deployment device, a proprietary indoor formulation of a well-studied irritant, and a revolutionary (patent-pending) antidote. Our innovations create new markets where pepper sprays are either unusable or ill advised (hospitals, schools, inside). Our superior quality makes us attractive to existing law enforcement and military markets. The plan then is to *disrupt* the law enforcement and military market for non-lethal sprays and *dominate* highly profitable new markets where pepper sprays were previously not available. To achieve this goal, we will use traditional sales and marketing efforts, distribution methods, and independent sales representatives, as well as cutting-edge online sales, social media, and similar sales and marketing tactics.

The Company's Products and/or Services

Product / Service	Description	Current Market
Reflex Protect®	Best in class anti-violence safety preparedness training and non-lethal product solution	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Presidia Gel®	Non-atomizing, sticky, highly effective non-lethal self-defense disabling agent with limited cross contamination and collateral effect. Escrowed trade secret held between Company and producer with Company's right to purchase and exclusivity for manufacture.	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Riot Line	RP-76 Large Size Riot control Presidia Gel deployment device.	[B2B to Law Enforcement]

Reflex Remove®	Patent pending, best in class CS chemical decontaminant product. Also a trade secret. Adjudged as satisfying all patent requirements, however, by an E.U. market trade body dealing in service marks. The patent pending-status is extant both domestically and abroad, continuing for now until the decision is rendered.	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
Reflex Protect Training & Accessories	Training and Accessories for all the foregoing and following products	B2B to institutional healthcare, education, municipal government, houses of worship, businesses, retail, entertainment venues, bars & restaurants, hospitality, and law enforcement & corrections markets; B2C to small business and home users.
RP10™ and F4 Tactical™ Rail Mounted Spray Devices	Patented tactical less-lethal spray deployment innovation for instant "lethal/non-lethal" or closing range less-lethal launcher application.	B2B to law enforcement & corrections market and potential military applications. Potential application for consumer AR15 owner accessory market.

Competition (Non-exclusive list)

MACE, Inc. -- Pepper Spray sales to retail only.
SabreRed -- Pepper Spray to law enforcement and retail
Fox Labs -- Pepper Spray to law enforcement and retail
Safariland/First Defense -- Pepper spray to law enforcement.
Counter Assault -- Pepper spray and Bear Spray to retail, direct to consumer

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, and packaging are also important differentiating factors.

Customer Base

Company predicts 65% of 2023 sales to arise in Tactical, 10% to arise from training, and 20% to be equally divided between the healthcare facility market (in partnership with group purchasing organization HRS) and the K-12 school district market, with 5% of sales going to municipalities and various kinds of small businesses, in addition to growing direct to consumer home sales. Future customers exist across very broad markets, including military and international.

Supply Chain

Company depends, but has a secondary alternative for each of, two main supply chain vendors.
- Shamrock Industries: Assembles final product, packages, and fulfills wholesale and retail orders. Manufactures and bottles Presidia Gel and Reflex Remove chemicals.
- Plastic Design & Manufacturing: Manufactures Reflex technology spray heads

Intellectual Property

- Design and utility patents for Pistol Style Spray Head
- Utility patent for Rail Mount Spray Device
- Patent Pending for Reflex Remove™/NCS *Fast*® decontaminant product

- Federally Registered Trademarks for Reflex Protect®, NCS *Fast*®, Presidia Gel®, Reflex Remove®
- Significant trade secrets in Presidia Gel and Reflex Remove

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
#9,170,073B2	Utility	Rifle Mounted Pepper Spray Device with Slide Activation	October 27, 2015	USA
#9586750B1	Utility	Pistol Style Spray Head	March 7, 2017	USA
# D834,144	Design	Pistol Style Spray Head	October 15, 2018	USA
U.S. 62/775,959 Application Filed	Utility/ Formula	COMPOSITIONS AND METHODS FOR CLEANING, DECONTAMINATION AND TREATING SUBJECTS EXPOSED TO CHEMICAL IRRITANTS	06-Dec-2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
Reg. #5,659,043	Class 13 Pepper Spray	Reflex Protect®	10/26/2017	01/22/ 2019	USA
Reg. #5,659,215	Class 5 Chemical solutions and preparations for use in decontamination and treatment of persons afflicted with pepper spray	NCS Fast®	12/08/2017	01/22/2019	USA
Reg.# 5,856,607	Class 13 – Tear Gas Weapons	Presidia Gel®	02/22/2019	09/10/2019	USA
Reg# 6,233,464	Class 5 Chemical solutions and preparations for use in decontamination and treatment of persons afflicted with chemical agents	Reflex Remove®	7/28/2019	12/29/2020	USA
Reg# 88584352	Class 13 Pepper Spray	Revolutionizing Non-Lethal Defense	8/19/2019	5/11/2021	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

Same as prior filings re settled 2018 lawsuit re discomfort from use of Presidia Gel.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company
Matt Schaefer	Chief Executive Officer
Libby Brunell	Chief Operating Officer
Walt Kero	Treasurer
Heidi Locke Simon	Chair of the Board of Directors
Matt Schaefer	Director
Joe Anderson	Director

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Montana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs zero (0) full time W-2 employees. The Founders and Executives are not W2 employees but provide full time effort to the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding/Face Value	12,261,789
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Common Stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	71.15%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$116,433
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	The Crowd SAFEs convert at a discount of 0% and a valuation cap of $9 million on the occurrence of any of the following events: (1) equity financing, (2) liquidation, (3) dissolution, and (4) termination.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock or SAFEs which may dilute the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	1.29%

Type	Equity Incentive Plan
Amount Authorized / Amount Outstanding	2,400,000/1,200,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	13.93%

Type	Convertible Notes
Face Value	$650,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	5% interest / 20% deduction on Next Equity Financing
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more convertible notes.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	9.80%

Type	Convertible Notes
Face Value	$270,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	5% interest / 20% deduction on Next Equity Financing
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more convertible notes.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	3.83%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Cards
Creditor	Various
Amount Outstanding	$29,000
Interest Rate and Amortization Schedule	Various
Description of Collateral	None
Other Material Terms	None
Maturity Date	Various
Date Entered Into	Various

Type	Loan
Creditor	MoFi
Amount Outstanding	$52,000
Interest Rate and Amortization Schedule	3 years from 4/1/24 @ 7%
Description of Collateral	None
Other Material Terms	NA
Maturity Date	4/1/27
Date Entered Into	August 2018, revised 4/1/24

Type	SBA Emergency Loan
Creditor	SBA
Amount Outstanding	$500,000
Interest Rate and Amortization Schedule	3.125%
Description of Collateral	None
Other Material Terms	NA
Maturity Date	8/1/32
Date Entered Into	7/5/22

Type	Founder Loans
Creditor	Joe Anderson
Amount Outstanding	$690,000
Interest Rate and Amortization Schedule	5%
Description of Collateral	None
Other Material Terms	NA
Maturity Date	7/15/27
Date Entered Into	First 7/1/21, renewed various times

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Joe Anderson	3,145,125 shares of common stock	25.65%

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2022)*

Total Income	Taxable Income	Total Tax
$231,215	($619,037)	$0

*The Company filed an extension for the 2023 tax year.

Operations

Reflex Protect, Inc. is a Delaware corporation incorporated on June 10, 2021, for purposes of engaging in the business of the development, manufacture, marketing, distribution , and sales of less-lethal self-defense training and equipment products and services and otherwise to engage in any legal business or service under the laws of the State of Delaware. In June 2021, the members of Reflex Red Storm, LLC, a Montana limited liability company engaged in the business of manufacturing, distributing and selling various tactical devices utilized in non-lethal self-defense and violence response training for use at home and in the workplace, contributed to Reflex Protect, Inc. all of their respective Class A and Class B Membership Interests in and to Reflex Red Storm, LLC in exchange for a certain number of common shares of Reflex Protect, Inc. Also in June 2021, Reflex Protect, Inc. acquired all the membership interests in Red Storm Defense, LLC, a Montana limited liability company. Both Montana LLCs are now wholly owned subsidiaries.

Liquidity and Capital Resources

On August 1, 2020, the Company closed an offering pursuant to Regulation CF and raised $116,433.

The Company currently does not have any confirmed outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Principal Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	12,511,789	n/a	n/a	June 2021	Section 4(a)(2)
Crowd SAFE*	401	$116,433	General Working Capital	August 1, 2020	Reg CF
Convertible Notes	5 notes	$650,000	General Working Capital	August 1, 2022 – September 25, 2023	Section 4(a)(2)
Convertible Notes	8 notes	$270,000	General Working Capital	December 1, 2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matt Schaefer	
(Signature)	
Matt Schaefer	
(Name)	
Chief Executive Officer	
(Title)	
April 25, 2024	
(Date)	

I, Matt Schaefer, the Chief Executive Officer of Reflex Protect, Inc., certify that the financial statements of Reflex Protect, Inc., included in this Form C-AR are true and complete in all material respects.

/s/ Matt Schaefer	
(Signature)	
Matt Schaefer	
(Name)	
Chief Executive Officer	
(Title)	
April 25, 2024	
(Date)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Heidi Locke Simon	
(Signature)	
Heidi Locke Simon	
(Name)	
Chair of the Board of Directors	
(Title)	
April 25, 2024	
(Date)	

/s/ Matt Schaefer
_____
(Signature)

Matt Schaefer
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

/s/ Joe Anderson
_____
(Signature)

Joe Anderson
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Reflex Protect Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1 - TSYS Holding	0.00
Cash	0.00
Commision&GWV Payout 7275	427.56
First Security Bank	97,773.31
PayPal Bank	0.00
Shopify Reflex Protect Tactical (required for Synder)	0.00
US Bank	174.59
Total Bank Accounts	**$98,375.46**
Accounts Receivable	
Accounts Receivable (A/R)	10,398.27
Total Accounts Receivable	**$10,398.27**
Other Current Assets	
Inventory Asset	0.00
Finished Inventory	51,347.74
Raw Materials	1,580.80
Total Inventory Asset	**52,928.54**
Retainers Paid	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$52,928.54**
Total Current Assets	**$161,702.27**
Fixed Assets	
Accumulated Amortization	-69,797.00
Accumulated Depreciation	-34,475.00
General & Administrative Assets	
Hardware	8,746.08
Total General & Administrative Assets	**8,746.08**
Intangible Assets	4,750.00
Custom Software	10,000.00
Logo	12,520.00
Patent	2,705.00
R&D Assets	154,496.30
Trademark	7,000.00
Total Intangible Assets	**191,471.30**

Reflex Protect Inc

Balance Sheet
As of December 31, 2023

	TOTAL
Research & Development Assets	15,824.72
Material & Supplies	3,183.00
Professional Services Development	17,171.98
Professional Services Research	3,400.00
Total Research & Development Assets	**39,579.70**
Sales & Marketing Assets	
Professional Video & Photo	22,775.00
Total Sales & Marketing Assets	**22,775.00**
Tools & Equipment	52,696.00
Total Fixed Assets	**$210,996.08**
TOTAL ASSETS	**$372,698.35**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	141,856.05
Total Accounts Payable	**$141,856.05**
Credit Cards	
CC Alain Burrese 7378	290.39
CC American Express 2009	28,951.65
CC CAP1 6227	5,342.78
CC First Bank Comp 5365	4,754.98
CC MATT SCHAEFER 9174	5,080.98
CC RPI Amex 1001 Libby	8,145.37
CC Steve Mangold 0046	0.00
Total Credit Cards	**$52,566.15**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Deposits	0.00
Ohio Department of Taxation Payable	6.47
Out Of Scope Agency Payable	0.00
Sales Tax Payable	34.49
Shamrock LOC	6,916.62
Total Other Current Liabilities	**$6,957.58**
Total Current Liabilities	**$201,379.78**

	TOTAL
Long-Term Liabilities	
Joe A - Legal Fees Loan	12,117.45
Joe A - Loan Tax payments	3,196.00
Joe A - Loan to cover Bills	7,507.81
Joe Anderson Convertible Loan Payable	275,000.00
Loan Payable Joe Anderson	0.00
Manaakitanga Ventures LLC	135,000.00
MoFi Loan Payable	53,698.11
Revenue Participation Agreement	
Goodworks Ventures - Membership Interest	0.00
Total Revenue Participation Agreement	**0.00**
SBA LOAN	500,000.00
Steve Mangold - Mold Loan Payable	0.00
Total Long-Term Liabilities	**$986,519.37**
Total Liabilities	**$1,187,899.15**
Equity	
Beginning Capital	0.00
Common Stock	1,483,055.19
Convertible Stock	145,000.00
Distributions	13,223.54
Joe Anderson Draws	-16,652.22
Opening Balance Equity	0.00
Reflex Protect Inc. Contributions	0.00
Retained Earnings	-1,935,453.89
Net Income	-504,373.42
Total Equity	**$ -815,200.80**
TOTAL LIABILITIES AND EQUITY	**$372,698.35**

Reflex Protect Inc

Profit and Loss
January - December 2023

	TOTAL
Income	
Channel Discount	
Shopify Discount	-4.95
Total Channel Discount	**-4.95**
Channel Sales	
Shopify Sales	280.72
Total Channel Sales	**280.72**
Revenue	
01 - Institutional Sales	229,850.63
02 - Institutional Training	5,099.75
03 - Online (Amazon)	6,461.21
04 - Shopify Sales	9,226.08
05 - Shopify Shipping Income	546.24
06 - Shipping Income	884.39
07 - Cash rewards	1,005.21
09 - Discounts	-804.37
Total Revenue	**252,269.14**
Sales of Product Income	0.00
Total Income	**$252,544.91**
Cost of Goods Sold	
Channel Selling Fees	
Shopify Selling Fees	18.90
Total Channel Selling Fees	**18.90**
Cost of Goods Sold	
Channel Selling Fees	
CC Selling Fees- TSYS	3,288.90
Paypal Fees	22.90
Shopify Selling Fees	588.95
Total Channel Selling Fees	**3,900.75**
Cost of labor	5,923.12
Freight & Shipping	2,955.36
Labels	6,271.33
Packaging (Shipping) Expense	3,708.00
Product Manufacturing	58,213.74
Product Storage	19,500.00
Shipping Out	15,162.58
Supplies & Materials	42,186.72
Total Cost of Goods Sold	**157,821.60**
Total Cost of Goods Sold	**$157,840.50**
GROSS PROFIT	**$94,704.41**

Reflex Protect Inc

Profit and Loss
January - December 2023

	TOTAL
Expenses	
Bank /CC Fees	5,956.86
Facilities	
Rent	5,021.49
Utilities	1,877.98
Total Facilities	**6,899.47**
Guaranteed Payment	
Steve Mangold Guaranteed Payment	24,000.00
Total Guaranteed Payment	**24,000.00**
Insurance	29,859.88
Marketing	
Advertising	43,343.55
Amazon Professional & fees	18,698.68
Donations	300.00
Marketing Materials & Supplies	4,575.91
Marketing Professionals	55,615.93
Professional Services Video & Photo	685.00
Travel & Tradeshows	
Airfare	6,762.02
Fuel	1,870.58
Lodging	18,207.67
Meals	8,414.00
Misc, Taxi, Parking	2,351.32
Tradeshow Booth Materials(Furniture/SWAG/Utilities/Marketing)	6,933.28
Tradeshow Sales Personal	2,400.00
Tradeshows/Conferences Registration Fees	13,294.00
Total Travel & Tradeshows	**60,232.87**
Total Marketing	**183,451.94**
Office Expenses	475.79
IT Hardware (Subscriptions/Hardware/Service)	19,827.83
Office Supplies	2,659.36
Total Office Expenses	**22,962.98**
Professional Service	
Bookkeeping & Accounting	16,582.50
Legal	19,782.64
Management	188,400.00
Research & Development	9,980.00
Sales	46,863.62
Total Professional Service	**281,608.76**
SBA Interest Paid	33,936.00

Reflex Protect Inc

Profit and Loss

January - December 2023

	TOTAL
Taxes Paid	3,246.00
Total Expenses	**$591,921.89**
NET OPERATING INCOME	**$ -497,217.48**
Other Income	
Grants	10,000.00
Interest Income	0.09
Other income	100.00
Total Other Income	**$10,100.09**
Other Expenses	
CC/Loan Interest on Debt	17,256.03
Total Other Expenses	**$17,256.03**
NET OTHER INCOME	**$ -7,155.94**
NET INCOME	**$ -504,373.42**

Reflex Protect

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1 - TSYS Holding	0.00
Commision&GWV Payout 7275	427.47
First Security Bank	27,595.25
PayPal Bank	0.00
Total Bank Accounts	**$28,022.72**
Accounts Receivable	
Accounts Receivable (A/R)	22,558.63
Total Accounts Receivable	**$22,558.63**
Other Current Assets	
Channel Clearing Account	
Shopify reflex-protect-tactical.myshopify.com Clearing Account	0.00
Total Channel Clearing Account	**0.00**
Inventory Asset	0.00
Finished Inventory	117,891.55
Raw Materials	48,555.65
Total Inventory Asset	**166,447.20**
Uncategorized Asset	0.00
Undeposited Funds	33.01
Total Other Current Assets	**$166,480.21**
Total Current Assets	**$217,061.56**
Fixed Assets	
Accumulated Amortization	-49,706.00
Accumulated Depreciation	-27,350.00
Capitalized Research & Development	-25,395.00
General & Administrative Assets	
Hardware	8,746.08
Total General & Administrative Assets	**8,746.08**
Intangible Assets	4,750.00
Custom Software	10,000.00
Logo	12,520.00
Patent	2,705.00
R&D Assets	154,496.30
Trademark	7,000.00
Total Intangible Assets	**191,471.30**

Reflex Protect

Balance Sheet
As of December 31, 2022

	TOTAL
Research & Development Assets	15,824.72
Material & Supplies	3,183.00
Professional Services Development	17,171.98
Professional Services Research	3,400.00
Total Research & Development Assets	**39,579.70**
Sales & Marketing Assets	
Professional Video & Photo	22,775.00
Total Sales & Marketing Assets	**22,775.00**
Tools & Equipment	52,696.00
Total Fixed Assets	**$212,817.08**
TOTAL ASSETS	**$429,878.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	93,661.57
Total Accounts Payable	**$93,661.57**
Credit Cards	
CC Alain Burrese 7378	0.00
CC American Express 1001	20,113.63
CC First Bank Comp 5365	3,860.84
CC MATT SCHAEFER 9174	4,747.31
CC Steve Mangold 0046	0.00
Total Credit Cards	**$28,721.78**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	302.88
Deposits	0.00
Direct Deposit Payable	0.00
Ohio Department of Taxation Payable	3.37
Other Accounts Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
MT Income Tax	0.00
MT Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	0.00
Total Other Current Liabilities	**$306.25**
Total Current Liabilities	**$122,689.60**

Reflex Protect

Balance Sheet
As of December 31, 2022

	TOTAL
Long-Term Liabilities	
LLC Loan	0.00
Loan Payable Joe Anderson	415,000.00
MoFi Loan Payable	53,698.11
Revenue Participation Agreement	
Goodworks Ventures - Membership Interest	125,000.00
Total Revenue Participation Agreement	**125,000.00**
SBA LOAN	495,152.00
Total Long-Term Liabilities	**$1,088,850.11**
Total Liabilities	**$1,211,539.71**
Equity	
Beginning Capital	0.00
Distributions	13,223.54
Joe Anderson Draws	-16,652.22
Opening Balance Equity	0.00
Reflex Protect Inc. Contributions	1,661,555.19
Retained Earnings	-1,880,033.00
Net Income	-559,754.58
Total Equity	**$ -781,661.07**
TOTAL LIABILITIES AND EQUITY	**$429,878.64**

Reflex Protect

Profit and Loss
January - December 2022

	TOTAL
Income	
Revenue	
01 - Institutional Sales	224,040.69
02 - Institutional Training	4,899.72
03 - Online	426.54
04 - Shopify Sales	1,108.02
05 - Shopify Shipping Income	65.00
06 - Shipping Income	200.00
07 - Cash rewards	475.00
09 - Discounts	-3,408.40
Total Revenue	**227,806.57**
Total Income	**$227,806.57**
Cost of Goods Sold	
Cost of Goods Sold	36,744.03
Artwork	89.25
Channel Selling Fees	
Shopify Selling Fees	54.29
Total Channel Selling Fees	**54.29**
Cost of labor	5,719.50
Freight & Shipping	7,974.00
Inventory Shrinkage	32,066.31
Inventory Sold	38,493.87
Other	29,069.07
Packaging Expense	7,986.30
Plates & Dies	250.00
Product Storage	18,000.00
Shipping In	95.87
Shipping Out	12,452.75
Supplies & Materials	2,420.71
Total Cost of Goods Sold	**191,415.95**
Total Cost of Goods Sold	**$191,415.95**
GROSS PROFIT	**$36,390.62**
Expenses	
Bank /CC Fees	6,020.76
Facilities	
Rent	5,657.35
Utilities	2,914.44
Total Facilities	**8,571.79**

Reflex Protect

Profit and Loss
January - December 2022

	TOTAL
Guaranteed Payment	
Steve Mangold Guaranteed Payment	24,000.00
Total Guaranteed Payment	**24,000.00**
Insurance	31,258.83
Office Expenses	
IT Hardware	7,204.76
IT Software	35,601.74
Meals and Entertainment	93.40
Office Supplies	2,303.04
Total Office Expenses	**45,202.94**
Payroll Expenses	
Workers Compensation Expense	-1,029.98
Total Payroll Expenses	**-1,029.98**
Professional Service	
Bookkeeping & Accounting	15,556.25
Legal	7,372.23
Management	74,181.09
Research & Development	14,384.60
Strategy	46,500.00
Total Professional Service	**157,994.17**
Sales & Marketing	
Marketing Materials & Supplies	14,349.80
Professional Services	
Marketing	234,473.06
Video & Photo	1,605.00
Total Professional Services	**236,078.06**
Samples	0.00
Travel & Tradeshows	
Airfare	17,073.59
Fuel	2,751.62
Lodging	19,840.52
Meals	19,519.70
Misc, Taxi, Parking	7,145.52
Tradeshows/Conferences	28,421.35
Total Travel & Tradeshows	**94,752.30**
Total Sales & Marketing	**345,180.16**
Sales Tax - purchases	59.53
Taxes Paid	50.00

Reflex Protect

Profit and Loss
January - December 2022

	TOTAL
Uncategorized Expense	0.00
Total Expenses	**$617,308.20**
NET OPERATING INCOME	**$ -580,917.58**
Other Income	
Interest Income	2.14
Total Other Income	**$2.14**
Other Expenses	
Interest on Debt	10,905.45
Total Other Expenses	**$10,905.45**
NET OTHER INCOME	**$ -10,903.31**
NET INCOME	**$ -591,820.89**